Mail Stop 4561

February 18, 2009

David Schaeffer
Chief Executive Officer
Cogent Communications Group, Inc.
1015 31st Street N.W
Washington, D.C. 20007

      Re: Cogent Communications Group, Inc.
              Form 10-K for the fiscal year ended December 31, 2007
              Filed on February 27, 2008
              File No. 001-31227

Dear Mr. Schaeffer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Stephen Krikorian
              Accounting Branch Chief